June 14, 2021

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Re:	Caesars Entertainment, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020 (the “Form 10-K”)

Filed March 1, 2021

File No. 001-36629

Dear Ms. Monick:

Caesars Entertainment, Inc. (the “Company”) has received and reviewed the comment in the letter of the United States Securities and Exchange Commission staff (the “Staff”) dated May 27, 2021. The purpose of this letter is to provide the Company’s response to that comment. To assist in your review of the Company’s response, this letter restates completely the Staff’s comment, which is followed by the response. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Key Performance Metrics, page 36

We note your response to prior comment 1. You state that you believe the quantification and disclosure of key performance indicators would not have provided information helpful in understanding your operating trends and results, due to the material adverse impact of COVID-19 on and inclusion of Caesars Entertainment Corporation’s operations from date of merger in your 2020 results. However, we note that the quantification of such material effects due to known trends and uncertainties can also provide readers a better understanding of those effects and their importance. In addition, we note that performance metrics can allow management to share with investors how management is analyzing the current and potential impact of COVID-19 on the company’s operating results. In this regard, explain further why you believe it is not necessary to provide quantified key performance metrics for 2020 and 2019 along with relevant discussion explaining the year-over-year variances in these metrics. We refer you to Section III.B.1 and B.3 of SEC Release No. 33-8350 and CF Disclosure Guidance: Topics No. 9 and 9A.

Response

The Company respectfully acknowledges the Staff’s comment. The Company has further reflected on performance indicators applied by the Company’s management in making operational and strategic decisions that would enable investors to see the Company through the eyes of management. While Former Caesars and certain of its peers have in the past viewed Las Vegas ADR as a key performance indicator and the Company identified ADR as a key performance metric in the Form 10-K, upon further analysis the Company has determined that ADR was not a key performance indicator in the relevant periods. For the year ended December 31, 2020, management focused on, and expects to continue to focus on, metrics that enable management to evaluate the Company’s customers and performance based on total profitability per visit. The Company did not have Las Vegas operations prior to the consummation of the Merger in July 2020 and following the consummation of the Merger and the re-opening of the Company’s properties following COVID-19 mandated closures, the Company has utilized room rates as a dynamic tool in maximizing individual customer profitability during a visit to the Company’s Las Vegas properties. As an example, the Company prices room rates on a differential basis for retail customers, convention customers and rated players identified within our loyalty program where we expect significant revenues to be generated by such customers in other business verticals, such as gaming, food, beverage and entertainment venues. As a result of the Company’s utilization of room rate as a component of customer profitability, the Company’s management has determined that maximizing ADR does not directly result in maximizing the profitability of the Company’s business and, therefore, views ADR in its Las Vegas and other operations as a complementary data point that is not individually material to strategic or operational decisions. While the Company believes that ADR is not material to understanding trends in the Company’s business in 2020 and does not intend to include ADR as a key performance indicator in future filings, the Company acknowledges the Staff’s comment regarding quantification of key performance indicators that were identified in the Form 10-K and intends to include quantified information regarding 2020, 2019 and 2018 ADR in its quarterly report for the quarter ended June 30, 2021. The Company also intends to include disclosure describing the reasons for eliminating ADR as a key performance metric.

With respect to other performance metrics:

•

Management closely monitors occupancy rates in Las Vegas, which drives decisions in dynamic marketing efforts in a variety of areas to drive total profitability per visit, and considers occupancy a key performance metric in its Las Vegas segment. However, management believes that hotel occupancy has less impact on profitability in the Company’s operations outside Las Vegas and does not view occupancy as significant to its decision making in the Regional or International segments;

•

Management evaluates profitability of its slot and table game business and related marketing decisions based on expectations of slot win and table game hold arising from the historical range of slot win and table game hold relative to handle and drop since percentage of slot win and table game hold has historically been within a predictable band; and

•	Management evaluates net revenue, Adjusted EBITDA and Adjusted EBITDA margin to evaluate the Company’s performance relative to its peers and internal benchmarks.

The Company has further evaluated its approach to quantifying key performance metrics in its periodic filings. Based on such evaluation, the Company intends to disclose the following with respect to key performance metrics for the applicable periods included in the segment discussion in management’s discussion and analysis in future filings, which will include comparative disclosures for 2021 and 2020 in the Company’s remaining quarterly reports for 2021 and year over year disclosure for 2021, 2020 and 2019 in the Company’s annual report for the year ended December 31, 2021:

(a)

quantification of typical range of slot hold and table game hold as a percentage of slot handle and table game drop for the Las Vegas and Regional segments in the description of key performance metrics in our discussion of key performance metrics;

(b)	quantification of table game drop and slot handle in dollars in management’s discussion and analysis for the Las Vegas and Regional segments;

(c)

discussion of variance in slot hold as a percentage of slot handle in management’s discussion and analysis of the results of operations for the Las Vegas and Regional segments to the extent that actual performance is outside expected range;

(d)	quantification of table game hold as a percentage of table game drop in management’s discussion and analysis of the results of operations for the Las Vegas and Regional segments;

(e)	quantification of percentage occupancy for the Las Vegas segment in management’s discussion and analysis for the Las Vegas segment; and

(f)	quantification of net revenue, Adjusted EBITDA and Adjusted EBITDA margin for each segment.

As discussed above, quantification of table game drop, slot handle, table game hold as a percentage of table game drop, occupancy, net revenue, Adjusted EBITDA and Adjusted EBITDA margin are proposed to be included in management’s discussion and analysis of the Las Vegas and Regional segments and, to the extent that such factors and slot win impacted performance for the relevant period on a year over year basis, in the narrative discussion of operating results of the applicable segment. In addition, the Company intends to include the additional disclosure indicated in italics below in the Company’s description of key performance metrics in its periodic reports:

“Key Performance Metrics

Key performance metrics include volume indicators such as table games drop and slot handle, which refer to amounts wagered by our customers. The amount of volume we retain, which is not fully controllable by us, is recognized as casino revenues and is referred to as our win or hold. Slot hold percentage is typically in the range of approximately 9% to 10% of slot handle for both the Las Vegas and Regional segments. Table game hold percentage is typically in the range of approximately 14% to 23% of table game drop in the Las Vegas segment and 19% to 22% of table game drop in the Regional segment. In addition, hotel occupancy is a key indicator for our hotel business in the Las Vegas segment. Complimentary rooms are treated as occupied rooms in our calculation of hotel occupancy. The key metrics we utilize to measure our profitability and performance are Adjusted EBITDA and Adjusted EBITDA margin. While we previously disclosed that price per room designated by average daily rate (“ADR”) is a key performance metric, we have determined that maximizing ADR does not directly result in maximizing the profitability of our business and, therefore, management views ADR in its Las Vegas and other operations as a complementary data point that is not individually material to strategic or operational decisions. However, ADR, for us and Former Caesars on a combined basis, for the Las Vegas segment for the years ended December 31, 2018, December 31, 2019 and December 31, 2020 was $146, $150 and $129, respectively, and ADR for us and Former Caesars on a combined basis, for the Regional segment for the years ended December 31, 2018, December 31, 2019 and December 31, 2020 was $106, $116 and $114, respectively. Our calculation of ADR consists of the average price of occupied rooms per day including the impact of resort fees and complimentary rooms. Complimentary room rates are determined based on an analysis of retail or cash rates for each customer segment and each type of room product to estimate complimentary rates which are consistent with retail rates. Complimentary rates are reviewed at least annually and on an interim basis if there are significant changes in market conditions.”

We note, however, that the Company continues to review the metrics that are relevant to analyzing its results of operations and operating trends, particularly in light of the recent acquisition of William Hill PLC and Former Caesars and the impact of such newly acquired operations on the Company’s view of its segments, business lines and jurisdictions of operations, and that the Company may modify key performance metrics in the future as necessary to reflect changes that management determines are appropriate to understanding the Company’s business.

Should you have any questions, please do not hesitate to contact the undersigned at (702) 880-4737.

Sincerely,

/s/ Bret Yunker

Bret Yunker

Chief Financial Officer